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Exhibit 99.1

Press Release Including 2008 Outlook

SECOND QUARTER 2008
Report to shareholders for the period ended June 30, 2008

Suncor Energy releases second quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see "Non-GAAP Financial Measures" in Suncor's 2008 second quarter management's discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded second quarter 2008 net earnings of $829 million ($0.89 per common share), compared to $738 million ($0.80 per common share) for the second quarter of 2007. Excluding unrealized foreign exchange gains on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the second quarter of 2008 were $821 million ($0.88 per common share), compared to $607 million ($0.66 per common share) in the second quarter of 2007.

The increase in earnings was primarily due to improved price realizations on oil sands products as benchmark crude prices rose to historically high levels, and strong results from natural gas operations. This was partially offset by lower oil sands production, increased operating expenses and purchases in the oil sands business, and reduced margins in the refining and marketing business. Planned and unplanned maintenance at oil sands, including a scheduled maintenance shutdown of one of the company's two upgraders, as well as lower than expected bitumen production, impacted both crude oil production and operational costs during the quarter.

Cash flow from operations in the second quarter of 2008 was $1.405 billion, compared to $1.027 billion in the same period of 2007. The increase was due primarily to the same factors that impacted earnings, as well as an increase in non-cash future income tax.

Net earnings for the first six months of 2008 were $1.537 billion, compared to $1.314 billion for the same period in 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the first half of 2008 were $1.609 billion, compared to $1.175 billion in the same period for 2007. Cash flow from operations for the first six months of 2008 was $2.566 billion, compared to $1.852 billion in the first six months of 2007. The year-to-date increases in earnings and cash flow from operations were due to the same factors that impacted second quarter results and increased oil sands royalties in the first six months of 2008.

Suncor's total upstream production averaged 212,300 barrels of oil equivalent (boe) per day in the second quarter of 2008, compared to 237,200 boe per day in the second quarter of 2007. In Suncor's natural gas business, production was 226 million cubic feet equivalent (mmcfe) per day compared to second quarter 2007 production of 209 mmcfe per day. Strong performance during the first half of the year has allowed Suncor to increase its annual production outlook for natural gas to an average expected to range between 210 to 220 mmcfe per day. Oil sands production contributed 174,600 barrels per day (bpd) in the second quarter of 2008 compared to 202,300 bpd in the second quarter of 2007. Production in both quarters was lower than average because of planned shutdowns.

Oil sands cash operating costs in the second quarter of 2008 averaged $50.85 per barrel, compared to $32.70 per barrel during the second quarter of 2007. The increase in cash operating costs per barrel was due to higher operating expenses, lower production volumes, and increased third-party bitumen purchases.

With lower than planned production over the first half of the year, Suncor has adjusted its production outlook to an annual average of 240,000 to 250,000 bpd for 2008, with a corresponding increase in our cash operating cost target to a range of $35.00 to $36.00 per barrel.

"A combination of a very cold winter, unplanned maintenance issues and tight bitumen supply made for a difficult start to the year," said Rick George, president and chief executive officer. "Going forward, we'll be focused on getting our oil sands operations running at steady and reliable rates. At the same time, we'll continue work to realize the full benefit of our current and planned expansions."

Operations and growth update

Suncor's growth strategy reached a major milestone with the substantial completion of a $2.3 billion expansion to one of two oil sands upgraders. The project was completed within the planned budget range and on schedule.

"I'm very proud of the efforts of Suncor's team to keep this key project on schedule and on budget in a tight labour market and highly inflationary business environment," said George.

Commissioning of the expanded facility is underway and production volumes are expected to begin ramping up toward a total target of approximately 300,000 bpd by the end of the year. With additional bitumen feedstock planned to come online, Suncor's upgrading operations are expected to ramp up toward design capacity of 350,000 bpd in 2009.

Production from Suncor's Firebag in-situ operations had been limited by regulators to 42,000 bpd due to sulphur emissions that exceeded regulatory limits in 2007. With the lifting on July 22 of the production cap, Suncor expects to begin steaming new wells, with small amounts of incremental production expected to come on line in the fourth quarter of 2008.

While in-situ operations ramp up, reduced in-situ bitumen supply is expected to be partially mitigated by higher mined bitumen volumes in the second half of the year. Suncor is also pursuing opportunities to increase third-party bitumen purchases.

Suncor is also making steady progress on work to construct new emission abatement equipment for its in-situ operations, including a $340 million sulphur plant. This project is on budget and on schedule for completion in 2009. The sulphur plant is intended to reduce emissions generated from current and future stages of in-situ development, including Firebag Stage 3, targeted for completion in 2009. Stage 3 remains on schedule and on budget with engineering 90% complete and construction 30% complete.

In addition to Firebag Stage 3, work also continues to progress on other elements of the $20.6 billion Voyageur strategy which, together, are expected to increase production capacity by 200,000 bpd to a total capacity of 550,000 bpd in 2012. More than $2.2 billion has been spent to date on expanding in-situ operations, while approximately $2 billion has been spent to date on construction of a third upgrader.

"The foundations have been poured for the Voyageur upgrader cokers and at Firebag we're seeing great strides on infrastructure development, especially pipeline connections. There is visible progress on our journey to 550,000 barrels per day," said George.

As Suncor invests for future growth, prudent debt management remains a priority. Net debt levels increased to $4.4 billion at the end of the second quarter of 2008 from $3.2 billion at year-end 2007. Suncor continues to target net debt at a maximum of two times annual cash flow from operations.

On July 8, Finning Canada employee Kevin Grocutt died following injuries sustained while working at Suncor's oil sands facility. "This is a tragic reminder that working safely is the most important part of our jobs," said Rick George.

Suncor is cooperating with an investigation into the incident by Alberta Workplace Health and Safety.

             Suncor Energy Inc.
 002    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Outlook

Suncor's outlook provides management's targets for 2008 in certain key areas of the company's business. Outlook forecasts are subject to change.

	Six Month Actuals Ended June 30, 2008	2008 Full Year Outlook

Oil Sands
Production (1)	211 000 bpd	240 000 to 250 000 bpd
Diesel	11%	12%
Sweet	39%	38%
Sour	50%	50%
Bitumen	0%	0%
Third-party processing (2)	0%	0%
Realization on crude sales basket (1)	WTI @ Cushing less Cdn$2.55 per barrel	WTI @ Cushing less Cdn$2.50 to Cdn$3.50 per barrel
Cash operating costs (1) (3)	$39.50 per barrel	$35.00 to $36.00 per barrel

Natural Gas
Production (4) (5) (mmcf equivalent per day)	228	210 to 220
Natural gas (5)	91%	91%
Liquids (5)	9%	9%

(1)
Based on second quarter results and expectations for the balance of the year, the outlook for oil sands production has been reduced to 240,000 to 250,000 bpd. The outlook for the year for cash operating costs per barrel has been increased to a range of $35.00 to $36.00. The March 31 oil sands production outlook range was 275,000 to 285,000 bpd with a corresponding cash operating cost range of $26.00 to $27.00 per barrel. The expected discount to WTI benchmark prices for Suncor's crude sales basket has been reduced from WTI @ Cushing less Cdn$3.50 to Cdn$4.50 per barrel due to strengthening differentials for sweet synthetic blends.

(2)
Volumes transferred to Suncor for processing for which the company receives a processing fee. Volumes received under this arrangement are not included as purchases for financial statement presentation.

(3)
Cash operating cost estimates are based on the following assumptions: production volumes and sales mix as described in the table above and a natural gas price of $6.70 per gigajoule at AECO. This goal also includes costs incurred for third-party bitumen purchases. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(4)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

(5)
Based on our performance during the first half of the year and expectations for the balance of the year, the outlook for natural gas production has been increased to 210 to 220 mmcfe per day, with 91% natural gas and 9% liquids. The March 31 natural gas production outlook was 205 to 215 mmcfe per day, with 93% natural gas and 7% liquids.

Factors that could potentially impact Suncor's operations and financial performance include:

•
Commissioning and ramp-up of an expansion to Upgrader 2. Production rates during the ramp-up period are difficult to predict and can be impacted by bitumen supply, as well as unplanned maintenance.

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and regulatory restrictions could impact 2008 production targets. Production could also be impacted by the availability of third-party bitumen.

•
Crude oil hedges. Suncor has hedging agreements for 10,000 bpd in 2008. These costless collar hedges have an average floor of US$59.85 per barrel with an average ceiling of US$101.06 per barrel.

Information on risks, uncertainties and other factors that could affect these plans is included in Suncor's annual report to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    003

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  Exhibit 99.1